August 16, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Andi Carpenter, Anne McConnell

Re:	Gibraltar Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Response Dated June 24, 2024
File No. 000-22462

Dear Ms. Carpenter:

We are submitting this letter in response to your letter dated August 5, 2024 addressed to me as Senior Vice President and Chief Financial Officer of Gibraltar Industries, Inc. (the “Company”). For your convenience, the Staff’s comments are set forth in bold italics followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Estimates
Revenue Recognition on Contracts with Customers, page 29

1.We note your response to prior comment 1; however, we also note Item 303(b)(3) of Regulation S-K requires for each critical accounting estimate (CAE) made in accordance with generally accepted accounting principles that involves a significant level of estimation uncertainty and had or is reasonably likely to have a material impact on financial condition or results of operations you address the following: why the CAE is subject to uncertainty; how much the CAE or assumption (or both) changed during the relevant periods; and the sensitivity of reported amounts to the methods, assumptions, and estimates underlying the CAE’s calculation. Based on the requirements and the information provided in your response, it appears you should revise future filings to disclose and discuss the impact of favorable and unfavorable changes in contract estimates and estimated contract losses during each period presented. If you believe the disclosures are not material, please provide your SAB 99 materiality analysis of the factors you considered in your assessment. Please be advised since these estimates impact Operating Income and Net Income, any materiality assessment you provide should not

United States Securities and Exchange Commission
August 16, 2024

be limited to the impact on revenue and gross profit. In addition, please tell us your consideration of the disclosure requirements of ASC 250-10-50-4.

Response

The Company acknowledges the Staff’s comment, and it believes the disclosure of the impact of favorable and unfavorable changes in contract estimates and estimated contract losses is not material and has included the Company’s SAB 99 materiality analysis of the factors the Company considered in its assessment in Appendix A to this letter.

In addition, the Company considered the disclosure requirement of ASC 250-10-50-4, and determined the Company’s changes in contract estimates and estimated contract losses are made each period as the result of new information and the Company determined the effect of these changes to be immaterial. Furthermore, these changes in estimates are not due to changes in an accounting principle. Therefore, the Company does not believe additional disclosure is required under ASC 250-10-5-4. The Company will continue to evaluate the impact of changes in estimates. If changes in contract estimates and estimated contract losses are material in the future, the Company will provide disclosures in its applicable future filings in accordance with the disclosure requirement of ASC 250-10-50-4.

Notes to Consolidated Financial Statements
(3) Revenue, page 46

2.We note your response to prior comment 2 states costs in excess of billings represent contract assets and your right to this consideration is conditioned on something other than the passage of time; however, we also note accounts receivable and costs in excess of billings are presented in the same line item in your consolidated balance sheets. Notwithstanding your disclosures of accounts receivable and costs in excess of billings in the notes to the financial statements, it is not clear how you determined the current presentation in your consolidated balance sheets complies with ASC 606-10-45-1. Please advise or revise future filings as appropriate.

Response

The Company acknowledges the Staff’s comment, and in its future filings, the Company will revise its presentation and present accounts receivable and costs in excess of billings separately on the Company’s consolidated balance sheet for all periods presented.

United States Securities and Exchange Commission
August 16, 2024

Form 8-K filed February 21, 2024
Exhibit 99.1, page 1

3.We note your responses to prior comments 7 and 8. Please revise future filings to address the following:
•We acknowledge your non-GAAP reconciliations exclude certain line items included in your statements of operations; however, we note your reconciliations include every line item from the subtotal for Income from Operations through earnings per share. We continue to believe your current presentations includes most of the line items and subtotals included in your statements of operations and should be revised in future filings to comply with Question 102.10(c) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response

The Company acknowledges the Staff’s comment and in order to address the Staff’s concern that the reconciliations are not fully compliant with Question 102.10(c) referenced by the Staff above, the Company will, in future filings, eliminate certain adjusted measures including adjusted other income and interest expense in order to reduce the number of line items that are in common with the GAAP income statement included in such filings. In addition, the Company will, in future filings, present the reconciliations in separate tables so as to avoid the appearance of an income statement. The following is the form of such revised disclosure, based on the Company's results for the quarter ended June 30, 2024.

The following table reconciles between income before taxes, provision for income taxes, net income and net earnings per share - diluted, each a GAAP financial measure, and the related as adjusted financial measures, each a non-GAAP measure (in thousands, except per share data):

Three Months Ended June 30, 2024
	Income before taxes	Provision for income taxes	Net income	Net earnings per share - Diluted
As reported (GAAP)	$43,617	$11,419	$32,198	$1.05
Restructuring charges (1)	4,609	1,170	3,439	0.11
Acquisition & senior leadership transition costs (2)	209	(274)	483	0.01
Portfolio management (3)	324	72	252	0.01
As adjusted (Non-GAAP)	$48,759	$12,387	$36,372	$1.18

United States Securities and Exchange Commission
August 16, 2024

The following table reconciles between operating margin, which the Company defines by segment as a percentage of total income from operations by segment to total net sales by segment, both GAAP financial measures, and consolidated operating margin as a percentage of total consolidated income from operations to total consolidated net sales, both GAAP financial measures, and adjusted operating margin, a non-GAAP measure, for each of the Company’s segments and consolidated results:

Three Months Ended June 30, 2024
	Residential	Renewables	Agtech	Infrastructure	Corporate	Consolidated

Operating margin (as defined)	20.2%	2.1%	6.6%	25.1%	n/a	12.0%
Restructuring charges (1)	0.1%	5.6%	—%	—%	n/a	1.3%
Acquisition & senior leadership transition costs (2)	—%	0.1%	—%	—%	n/a	—%
Adjusted operating margin (Non-GAAP)	20.3%	7.8%	6.6%	25.1%	n/a	13.4%

The following table reconciles between income from operations, a GAAP financial measure, and adjusted income from operations, a non-GAAP measure, for each of the Company’s segments and consolidated results (in thousands):

Three Months Ended June 30, 2024
	Residential	Renewables	Agtech	Infrastructure	Corporate	Consolidated

Income from operations (GAAP)	$43,313	$1,647	$2,282	$6,215	$(10,988)	$42,469
Restructuring charges (1)	145	4,449	11	—	4	4,609
Acquisition & senior leadership transition costs (2)	—	113	—	—	96	209
Adjusted income from operations (Non-GAAP)	$43,458	$6,209	$2,293	$6,215	$(10,888)	$47,287

(1)	Comprised primarily of exit activities costs and impairment of both tangible and intangible assets associated with 80/20 simplification, lean initiatives and / or discontinued products
(2)	Comprised primarily of legal and consulting fees for recent business acquisitions and costs associated with new and / or terminated senior leadership positions
(3)	Represents the results generated by the Company's processing business which was liquidated in 2023 and our Japan renewables business which was sold in 2023

•We note your non-GAAP reconciliations include a subtotal you identify as “Segments income”. Since the subtotal represents a non-GAAP measure that does not comply with Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, revise your reconciliations in future filing to delete this subtotal.

United States Securities and Exchange Commission
August 16, 2024

Response

The Company acknowledges the Staff’s comment and will not include the subtotal “Segments income” in future filings.

•Revise your non-GAAP reconciliations in future filing to clearly explain and describe each non-GAAP adjustment as required by Question 100.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response

The Company acknowledges the Staff’s comment and will include footnotes which clearly explain and describe each Non-GAAP adjustment as required by Question 100.05 following the Non-GAAP reconciliation tables as illustrated above.

We trust that the foregoing fully responds to the Staff’s comments. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (716) 826-6500 x3277.

Respectfully submitted,

/s/ Timothy F. Murphy
Timothy F. Murphy
Senior Vice President and Chief Financial Officer

United States Securities and Exchange Commission
August 16, 2024
Appendix A

APPENDIX A

In the information provided in the Company’s response to prior comment 1, the Company included all changes in contract estimates, including changes in contract estimates as a result of changes in scope due to change orders with customers (accounted for as contract modifications). As these are not estimable at the commencement of the contracts with customers, in the Company’s materiality assessment, the Company has excluded the impact of favorable and unfavorable changes in contract estimates that were the result of changes in scope due to change orders with customers.

As noted in the quantitative assessment below, the gross favorable and unfavorable amounts and net favorable (unfavorable) amount due to changes in estimates, excluding changes in scope due to change orders, and the contract losses recognized as a percentage of net sales are minimal, and as a percentage of income from continuing operations and net income are minor and insignificant.

SAB 99 Analysis – Impact of Favorable and Unfavorable Changes in Contract Estimates and Estimated Contract Losses

Assessing Materiality

Quantitative Assessment

The tables below display the impact of favorable and unfavorable changes in contract estimates, excluding changes in scope due to change orders with customers, and estimated contract losses during each period presented (in thousands, except for %):

	For the Year Ended December 31,
	2023	2022

Gross favorable changes	$13,246	$4,489

Net sales	$1,377,736	$1,389,966
As a % of net sales	0.96%	0.32%
Income from continuing operations	$150,729	$130,102
As a % of income from continuing operations	8.79%	3.45%
Net income	$110,533	$82,406
As a % of net income (1)	8.89%	4.03%

United States Securities and Exchange Commission
August 16, 2024
Appendix A

	For the Year Ended December 31,
	2023	2022

Gross unfavorable changes	$(7,477)	$(13,738)

Net sales	$1,377,736	$1,389,966
As a % of net sales	(0.54)%	(0.99)%
Income from continuing operations	$150,729	$130,102
As a % of income from continuing operations	(4.96)%	(10.56)%
Net income	$110,533	$82,406
As a % of net income (1)	(5.02)%	(12.32)%

	For the Year Ended December 31,
	2023	2022

Favorable (unfavorable) changes, net	$5,769	$(9,249)

Net sales	$1,377,736	$1,389,966
As a % of net sales	0.42%	(0.67)%
Income from continuing operations	$150,729	$130,102
As a % of income from continuing operations	3.83%	(7.11)%
Net income	$110,533	$82,406
As a % of net income (1)	3.87%	(8.29)%

	For the Year Ended December 31,
	2023	2022

Contract losses	$5,846	$9,146

Net sales	$1,377,736	$1,389,966
As a % of net sales	0.42%	0.66%
Income from continuing operations	$150,729	$130,102
As a % of income from continuing operations	3.88%	7.03%
Net income	$110,533	$82,406
As a % of net income (1)	3.92%	8.20%

(1)The Company’s effective tax rate of 25.8% and 26.1% for the years ended December 31, 2023 and 2022, respectively, was used to tax effect and calculate the “as a % of net income” for the gross and net favorable and unfavorable changes and the contract losses recognized.

United States Securities and Exchange Commission
August 16, 2024
Appendix A
Qualitative Assessment

The Company has considered the following qualitative factors in determining whether or not the impact of favorable and unfavorable changes in contract estimates, excluding changes in scope due to change orders with customers, and estimated contract losses recognized were material to any period. The periods noted above are those addressed in the considerations below:

Whether the impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized arises from an item capable of precise measurement or whether it arises from an estimate, and if so, the degree of imprecision in the estimate. The impact of favorable and unfavorable changes in contract estimates and estimated contract losses arises from an estimate. The Company’s estimates for total costs to be incurred at completion of each contract are sensitive to significant judgments and assumptions, such as the expected costs to complete installation, which are affected by customer site-specific conditions as well as availability and cost of third-party contractors to complete the installation process. These estimates, judgments and assumptions impact the timing and amount of net sales recognized on in-progress performance obligations with customers. The Company continuously reviews its estimates and the progress and performance of the performance obligation for substantially all contracts that the Company recognizes revenue over time under the cost-to-cost method. Any adjustments or changes in these estimates are recognized by the Company in the period in which the change becomes known using the cumulative catch-up method of accounting.

Whether the impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized masks a change in earnings or other trends. The impact of favorable and unfavorable changes in contract estimates and estimated contract losses does not change earnings or other trends. Adjustments or changes in these estimates affecting sales are recognized by the Company in the period in which the change becomes known using the cumulative catch-up method of accounting.

Whether the impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized hides a failure to meet analysts' consensus expectations for the enterprise. The impact of favorable and unfavorable changes in contract estimates and estimated contract losses does not hide a failure to meet analysts' consensus expectations for the enterprise. Adjustments or changes in these estimates affecting sales are recognized by the Company in the period in which the change becomes known using the cumulative catch-up method of accounting.

Whether the impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized changes a loss into income or vice versa. The impact of favorable and unfavorable changes in contract estimates and estimated contract losses does not change a loss into income or vice versa. The Company generated income in each period.

United States Securities and Exchange Commission
August 16, 2024
Appendix A

Whether the impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized changes concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability. The impact of favorable and unfavorable changes in contract estimates and estimated contract losses pertains to three of the four segments of the Company: Renewables, Agtech and Infrastructure segments, and in particular each of these segment’s contracts with a customer for which revenue is recognized over time under the cost-to-cost method.

Whether the impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized affects the registrant's compliance with regulatory requirements. The impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized does not affect the registrant’s compliance with regulatory requirements.

Whether the impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized affects the registrant's compliance with loan covenants or other contractual requirements. No covenants or other contractual requirements were impacted as a result of impact of favorable and unfavorable changes in contract estimates and estimated contract losses.

Whether the impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The impact of favorable and unfavorable changes in contract estimates and estimated contract losses did not affect management’s compensation.

Whether the impact of favorable and unfavorable changes in contract estimates and estimated contract losses recognized involves concealment of an unlawful transaction. The impact of favorable and unfavorable changes in contract estimates and estimated contract losses did not involve concealment of an unlawful transaction.

Based on the aggregate quantitative and qualitative consideration assessed and discussed above, the Company does not believe the disclosures of the net favorable (unfavorable) and gross favorable and unfavorable amounts due to changes in estimates, and the contract losses recognized, in the period in which the change becomes known, and that been recognized the Company’s consolidated financial statements using the cumulative catch-up method of accounting, are material to the Company’s results of operations for the above periods.